UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CYBERONICS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

23251P102

(CUSIP Number)

Metropolitan Capital Advisors, Inc.

and

The Committee for Concerned Cyberonics, Inc. Shareholders

c/o Bedford Falls Investors, L.P.

660 Madison Avenue, 20th Floor

New York, NY 10021

(212) 486-8100

Copies to:

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Metropolitan SPV, L.P. S.S. or I.R.S. Identification Nos. of above persons 36-4592580
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 798,512
(9) Sole dispositive power 0
(10) Shared dispositive power 798,512

(11)	Aggregate amount beneficially owned by each reporting person 798,512
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 3.17%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 3 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Metropolitan SPV GP, L.L.C. S.S. or I.R.S. Identification Nos. of above persons 36-4592579
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 798,512
(9) Sole dispositive power 0
(10) Shared dispositive power 798,512

(11)	Aggregate amount beneficially owned by each reporting person 798,512
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 3.17%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D	Page 4 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Bedford Falls Investors, L.P. S.S. or I.R.S. Identification Nos. of above persons 13-3673513
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 300,000
(9) Sole dispositive power 0
(10) Shared dispositive power 300,000

(11)	Aggregate amount beneficially owned by each reporting person 300,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 1.19%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 5 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Metropolitan Capital Advisors, L.P. S.S. or I.R.S. Identification Nos. of above persons 13-3715322
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 300,000
(9) Sole dispositive power 0
(10) Shared dispositive power 300,000

(11)	Aggregate amount beneficially owned by each reporting person 300,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 1.19%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 6 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Metropolitan Capital Advisors, Inc. S.S. or I.R.S. Identification Nos. of above persons 13-3673512
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization NY

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 300,000
(9) Sole dispositive power 0
(10) Shared dispositive power 300,000

(11)	Aggregate amount beneficially owned by each reporting person 300,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 1.19%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D	Page 7 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons KJ Advisors, Inc. S.S. or I.R.S. Identification Nos. of above persons 13-3839842
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization NY

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 484,600
(9) Sole dispositive power 0
(10) Shared dispositive power 484,600

(11)	Aggregate amount beneficially owned by each reporting person 484,600
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 1.93%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D	Page 8 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Metropolitan Capital Partners II, L.P. S.S. or I.R.S. Identification Nos. of above persons 13-3839843
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization NY

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 484,600
(9) Sole dispositive power 0
(10) Shared dispositive power 484,600

(11)	Aggregate amount beneficially owned by each reporting person 484,600
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 1.93%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 9 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Metropolitan Capital III, Inc. S.S. or I.R.S. Identification Nos. of above persons 13-3905640
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 245,700
(9) Sole dispositive power 0
(10) Shared dispositive power 245,700

(11)	Aggregate amount beneficially owned by each reporting person 245,700
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) .98%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D	Page 10 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Metropolitan Capital Partners III, L.P. S.S. or I.R.S. Identification Nos. of above persons 13-3905643
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 245,700
(9) Sole dispositive power 0
(10) Shared dispositive power 245,700

(11)	Aggregate amount beneficially owned by each reporting person 245,700
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) .98%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 11 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Metropolitan Capital Advisors International Limited S.S. or I.R.S. Identification Nos. of above persons
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 245,700
(9) Sole dispositive power 0
(10) Shared dispositive power 245,700

(11)	Aggregate amount beneficially owned by each reporting person 245,700
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) .98%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D	Page 12 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Metropolitan Capital Advisors Select Fund, L.P. S.S. or I.R.S. Identification Nos. of above persons 27-0141612
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 15,500
(9) Sole dispositive power 0
(10) Shared dispositive power 15,500

(11)	Aggregate amount beneficially owned by each reporting person 15,500
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) .06%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 13 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Metropolitan Capital Select, L.L.C. S.S. or I.R.S. Identification Nos. of above persons 27-0141611
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 15,500
(9) Sole dispositive power 0
(10) Shared dispositive power 15,500

(11)	Aggregate amount beneficially owned by each reporting person 15,500
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) .06%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D	Page 14 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Jeffrey E. Schwarz S.S. or I.R.S. Identification Nos. of above persons
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 1,844,312
(9) Sole dispositive power 0
(10) Shared dispositive power 1,844,312

(11)	Aggregate amount beneficially owned by each reporting person 1,844,312[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 7.33%
(14)	Type of reporting person (see instructions) IN

[1]	See the penultimate paragraph of Item 5(b) regarding the beneficial ownership of these shares.

SCHEDULE 13D	Page 15 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons Karen Finerman S.S. or I.R.S. Identification Nos. of above persons
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 1,844,312
(9) Sole dispositive power 0
(10) Shared dispositive power 1,844,312

(11)	Aggregate amount beneficially owned by each reporting person 1,844,312[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13)	Percent of class represented by amount in Row (11) 7.33%
(14)	Type of reporting person (see instructions) IN

[1]	See the penultimate paragraph of Item 5(b) regarding the beneficial ownership of these shares.

SCHEDULE 13D	Page 16 of 27

CUSIP No. 23251P102

(1)	Name of reporting persons The Committee for Concerned Cyberonics, Inc. Shareholders S.S. or I.R.S. Identification Nos. of above persons Not Applicable
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 0
(8) Shared voting power 1,844,312
(9) Sole dispositive power 0
(10) Shared dispositive power 1,844,312

(11)	Aggregate amount beneficially owned by each reporting person 1,844,312
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 7.33%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of Cyberonics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 100 Cyberonics Boulevard, Houston, TX 77058.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Metropolitan SPV, L.P., a Delaware limited partnership (“SPV”); Metropolitan SPV GP, L.L.C., a Delaware limited liability company (“SPV GP”); Bedford Falls Investors, L.P., a Delaware limited partnership (“Bedford”); Metropolitan Capital Advisors, L.P., a Delaware limited partnership (“MetCap”); Metropolitan Capital Advisors, Inc., a New York corporation (“MetCap GP”); Metropolitan Capital Partners II, L.P., a New York limited partnership (“Partners II”); KJ Advisors, Inc., a New York corporation (“Partners II GP”); Metropolitan Capital Advisors International Limited, a British Virgin Islands international business company (“MetCap International”); Metropolitan Capital Partners III, L.P., a Delaware limited partnership (“Partners III”); Metropolitan Capital III, Inc., a Delaware corporation (“Partners III GP”); Metropolitan Capital Advisors Select Fund, L.P., a Delaware limited partnership (“Select”); Metropolitan Capital Select, L.L.C., a Delaware limited liability company (“Select GP”) (each of the foregoing, collectively the “MetCap Entities”); Jeffrey E. Schwarz, a citizen of the United States of America (“Schwarz”); Karen Finerman, a citizen of the United States of America (“Finerman”); and The Committee for Concerned Cyberonics, Inc. Shareholders (the “Committee”), which is not a business entity and has no place of organization (Schwarz, Finerman, the Committee and the MetCap Entities, collectively the “Reporting Persons”).

The address of the principal office of each of the Reporting Persons is 660 Madison Avenue, 20th Floor, New York, NY 10021.

SPV GP is the general partner of SPV. MetCap GP is the general partner of MetCap, which is the general partner of Bedford. Partners II GP is the general partner of Partners II, which is the investment manager of six managed accounts (the “Separate Accounts”) that hold Shares. Partners II GP has the sole discretion and authority to make investment and voting decisions in respect of the Separate Accounts. Partners III GP is the general partner of Partners III, which is the investment manager of MetCap International. Select GP is the general partner of Select. Each of SPV GP, Partners III GP, Select GP, Partners II GP and MetCap GP are owned and controlled by Schwarz and Finerman, who therefore are in a position to determine the investment and voting decisions of the MetCap Entities.

SPV is primarily engaged in the business of acquiring, directly or indirectly, Shares of the Issuer by open market purchases, privately negotiated transactions, merger or other business combination transaction or series of transactions, subscribing for, holding, exchanging, selling, dealing in or otherwise effecting any and all transactions of any kind, character or description whatsoever in or with respect to Shares of the Issuer, including voting the Shares at any special or annual meeting of the shareholders of the Issuer and doing any and all things which may be useful in connection with the foregoing activities or incidental to the conduct of such activities. SPV GP is primarily engaged in the business of acting as the general partner of SPV.

Bedford is primarily engaged in the business of investing in securities. MetCap is primarily engaged in the business of acting as the general partner of Bedford. MetCap GP is primarily engaged in the business of acting as the general partner of MetCap.

Partners II is primarily engaged in the business of acting as an investment manager for certain of the MetCap Entities and the Separate Accounts. Partners II GP is primarily engaged in the business of acting as the general partner of Partners II.

MetCap International is primarily engaged in the business of investing in securities. Partners III is primarily engaged in the business of acting as the investment manager for MetCap International. Partners III GP is primarily engaged in the business of acting as general partner of Partners III.

Select is primarily engaged in the business of investing in securities. Select GP is primarily engaged in the business of acting as general partner of Select.

Schwarz and Finerman are primarily engaged in the business of serving as the managing members and senior executive officers, as the case may be, and founders of each of MetCap GP, Partners II GP, Select GP, Partners III GP and SPV GP, and also own greater than a majority of the equity interests of each of the foregoing entities, and as such, may be deemed to be the controlling persons of the MetCap Entities.

The name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of the Reporting Persons is as set forth on Schedule A attached hereto.

None of the Reporting Persons, nor any director, executive officer, general partner or controlling person of any of the Reporting Persons, has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 7, 2006 (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1. The Reporting Persons have filed this statement jointly pursuant to the Joint Filing Agreement. As a result, the Reporting Persons may be deemed to be a “group” for purposes of the Act and the regulations issued thereunder, and the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the Shares beneficially owned by each of the Reporting Persons. However, except as described in this statement, the Reporting Persons have no agreements or understandings between them relating to the acquisition, disposition or voting of the Shares held by them. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the close of business on September 8, 2006, the aggregate purchase price of the 1,844,312 Shares owned by the Reporting Persons was $34,478,022. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the respective general working capital of the Reporting Persons.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes because they believe that the Shares were undervalued in the market place and represented an attractive investment opportunity. The Reporting Persons believe that the poor governance practices of the Issuer’s Board has resulted in a significant loss of shareholder value.

On May 31, 2006, Bedford, on behalf of itself and the Committee, delivered a letter to the Issuer, in compliance with the advance notice requirement in the Issuer’s bylaws, informing the Issuer of its intention to nominate three candidates for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2006 annual meeting of shareholders (the “Annual Meeting”). The Committee’s nominees to the Issuer’s Board are: Eric J. Nestler, the Lou and Ellen McGinley Distinguished Professor and Chairman of the Department of Psychiatry at the University of Texas Southwestern Medical Center in Dallas; Jeffrey E. Schwarz, Chief Executive Officer of MetCap GP, Partners II GP and Partners III GP; and Arthur L. Rosenthal, Chief Executive Officer and Chairman of Labcoat, Ltd., a pharmaceutical company (the “Nominees”).

On September 11, 2006, MetCap GP, on behalf of itself and the Committee, sent to the Board the following letter:

September 11, 2006

The Board of Directors

Cyberonics, Inc.

100 Cyberonics Boulevard

Houston, Texas 77058

Gentlemen:

Metropolitan Capital Advisors, Inc. (“MCA”) and related parties are today filing a Schedule 13D with the Securities and Exchange Commission reflecting our ownership of 1,844,312 shares, representing approximately a 7.33% ownership stake in the Company.

This past May we delivered notice to Cyberonics of our intention to nominate three candidates for election to the Company’s Board at this year’s annual meeting of shareholders. In light of recent developments at the Company, we remain steadfast in our commitment to see these nominees elected to the Board of Cyberonics.

If there was ever a question about the need for change at Cyberonics, recent events have provided an emphatic answer. We believe that Cyberonics has a valuable franchise and enviable market position. However, that value has been masked due to the lack of credibility of senior management that consistently over promised and under delivered, and by a Board that continually rewards such behavior with ever increasing compensation.

Recent events, which have further damaged the Company’s credibility, are but the culmination of a series of bad decisions on the part of senior management and an ineffectual Board of Directors. It is poor corporate governance that has allowed Cyberonics to be dragged low and that has cost shareholders dearly. Our nominees will provide a much needed independent voice in the Boardroom, which will represent the start of the process of rebuilding shareholder value.

It has been nearly six years since we first met Mr. Cummins, shortly after Medtronic proposed to acquire Cyberonics for $26/share. He came to the offices of MCA and explained to us why it was in the interest of the Company’s shareholders to turn down that bid, despite it offering a significant premium to where Cyberonics had been trading. He asked us to wait to give him a chance to demonstrate that he was right.

Well, we are still waiting. In the intervening period, the Company turned down at least one other acquisition proposal (from Advanced Neuromodulation Systems), despite it also being at a significant premium to where Cyberonics had been trading. Through the close of trading on September 8, 2006, Cyberonics’ declining share price has generated losses for its shareholders of approximately 57% and 40% over the last one and three years, respectively.

Not everyone has suffered. Based on our calculations, Mr. Cummins has generated over $17 million in proceeds on the sale of shares received through option exercise and in addition has received a substantial grant of restricted shares. In fact, last summer Ronald Matricaria, a Cyberonics Director and the Chairman of the Compensation Committee of the Board felt compelled to resign from the Cyberonics Board, saying he:

“cannot support the direction of the governance practices of the Cyberonics board, in particular its practices regarding CEO compensation and succession.”

Given the history of his resignation, it was to our surprise that we read in last year’s proxy that, two weeks after Mr. Matricaria’s resignation, and with nearly three years still to run on Mr. Cummins five year contract, the Company gave him a NEW five year contract, providing for an increase in base compensation of over 50% and a substantial grant of restricted stock.

The issues identified by Mr. Matricaria are symptomatic of the poor corporate governance that lies at the heart of the Company’s problems. For governance to be effective, and for the interests of the shareholders to be protected, a board must be truly independent to enable it to provide the necessary oversight and guidance to senior management. The failure to separate the positions of Chairman of the Board of Directors from that of the CEO/President is emblematic of the lack of independence that exists at Cyberonics, but is just one example among many deficiencies that need to be addressed.

It was in light of this background that on May 31, MCA decided to submit notice to the Company of our intention to nominate three candidates to stand for election to the Cyberonics Board of Directors at the 2006 annual meeting of stockholders. At that time we believed that it would be in the interests of all Cyberonics shareholders to have new voices in the boardroom-ones that would represent a significant minority of the Board-to assure that shareholders’ interests would be accorded greater due.

Then, in early June it was made public, in an analyst’s research report, that Cyberonics had granted stock options to Mr. Cummins (and other company executives) on the day that a FDA advisory panel was meeting to recommend approval of the Company’s application to use its Vagus Nerve Stimulation device to treat Treatment Resistant Depression. The FDA panel’s decision was of such great importance that the Company’s shares were suspended from trading the entire day pending that announcement. But that appears not to have stopped the Board from granting options that very same day. After the positive recommendation of the FDA panel was announced, and trading resumed, Cyberonics’ stock price jumped more than 75%. The apparent spring-loaded option grant to Mr. Cummins alone generated an overnight gain in the value of his newly minted option of more than $2 million.

Whether or not this was illegal-both the SEC and the US Attorney for the Southern District of New York have commenced investigations-remains to be determined. What is certain is that these option grants raise serious questions about the Board’s judgment and showed a disdain for the interests of shareholders. The Company and its shareholders are paying a heavy price for the cascading effect of, what we believe are, serious ethical lapses by senior management and the Board of Directors. As you know, Cyberonics has been unable to file its 10-K, has received a letter from NASDAQ informing it that it is subject to delisting, and has had the trustee for the Company’s convertible notes deliver a notice that the Company is in default under the note indenture. As if all of this weren’t enough, the Company has recently admitted-contrary to the guidance it provided little more than two months earlier-that it does not anticipate returning to profitability any time soon. Since the time we gave notice to Cyberonics of MCA’s intention to elect three Directors to the Board, the Company’s share price has declined by approximately 31%.

As it now appears unlikely that the Company will hold its annual meeting in September (as it traditionally has), we request that you inform the shareholders of the date for the 2006 Annual Meeting of Shareholders, and expect that such date will be within 13 months of last year’s annual meeting, as Delaware law requires.

We are confident that the Company’s shareholders recognize that it is time for a change.

Our nominees will be the catalyst for instituting necessary corporate governance reforms at Cyberonics, including the issue of management succession and appropriate senior management compensation practices.

As importantly, our nominees will provide the independent voice in the Boardroom that is necessary to jumpstart the process of re-establishing the Company’s credibility and rebuilding shareholder value.

Yours truly,

/s/ Karen L. Finerman	/s/ Jeffrey E. Schwarz
Karen L. Finerman	Jeffrey E. Schwarz
President	Chief Executive Officer

Except as set forth in this Item 4, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Issuer, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

Item 5.	Interest in Securities of the Issuer.

(a) As of the close of business on September 8, 2006, the Reporting Persons beneficially owned, in the aggregate, approximately 1,844,312 Shares, representing approximately 7.33 percent of the outstanding common stock of the Issuer, based on 25,166,319 Shares stated by the Issuer to be outstanding as of February 24, 2006 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended January 27, 2006.

(b) Each of SPV; Bedford; Partners II; Select; and MetCap International beneficially and directly own and has sole voting and sole dispositive power with regard to 798,512, 300,000, 484,600, 15,500 and 245,700 Shares, respectively, except to the extent that other Reporting Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

SPV GP, by virtue of its relationship to SPV (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that SPV directly and beneficially owns. SPV GP disclaims beneficial ownership of such Shares for all other purposes.

MetCap GP, by virtue of its relationship to MetCap and Bedford (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Bedford directly and beneficially owns. MetCap GP disclaims beneficial ownership of such Shares for all other purposes.

Partners II GP, by virtue of its relationship to Partners II (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Partners II directly and beneficially owns. Partners II GP disclaims beneficial ownership of such Shares for all other purposes.

Select GP, by virtue of its relationship to Select (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Select directly and beneficially owns. Select GP disclaims beneficial ownership of such Shares for all other purposes.

Partners III GP, by virtue of its relationship to Partners III and MetCap International (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that MetCap International directly and beneficially owns. Partners III GP disclaims beneficial ownership of such Shares for all other purposes.

Schwarz and Finerman, by virtue of their relationships to each of MetCap GP; Partners II GP; Select GP; Partners III GP and SPV GP (as described in Item 2) may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that SPV; MetCap; Bedford; Partners II; Select; Partners III and MetCap International directly and beneficially own. Schwarz and Finerman disclaim beneficial ownership of such Shares for all other purposes.

Each of Partners II; Partners II GP; Schwarz and Finerman, by virtue of their relationships to the Separate Accounts (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that are directly held in the Separate Account. Each of Partners II; Partners II GP; Schwarz and Finerman disclaims beneficial ownership of such Shares for all other purposes.

(c) Schedule B sets forth all transactions with respect to the Shares during the past sixty days by any of the Reporting Persons.

(d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Bedford, MetCap GP, Partners II GP, Partners III GP, Schwarz and Finerman agreed to form the Committee and to submit the names of the Nominees to the Board and seek appointment or election of the Nominees to the Board. On September 7, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares of the Issuer. A copy of this agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

SPV is a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act pursuant to an amended and restated agreement of limited partnership dated August 22, 2006 (the “Partnership Agreement”). SPV was created for the purpose of acquiring, directly or indirectly, Shares of the Issuer by open market purchases, privately negotiated transactions, merger or other business combination transaction or series of transactions, subscribing for, holding, exchanging, selling, dealing in or otherwise effecting any and all transactions of any kind, character or description whatsoever in or with respect to Shares of the Issuer, including voting the Shares at any special or annual meeting of the shareholders of the Issuer and doing any and all things which may be useful in connection with the foregoing activities or incidental to the conduct of such activities. The general partner of SPV is Metropolitan SPV GP, L.L.C. Schwarz was the initial limited partner of SPV and the Partnership Agreement was executed by SPV GP as attorney-in-fact on behalf of the limited partners. The Partnership Agreement provides that the management, operations and policies of SPV and the authority to take all actions and make all decisions regarding the business and affairs of SPV shall be vested fully and exclusively in the general partner. The foregoing description of the SPV Partnership Agreement is a summary only and is qualified in its entirety by reference to the SPV Partnership Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Other than described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement by and among Metropolitan SPV, L.P.; Metropolitan SPV GP, L.L.C.; Bedford Falls Investors, L.P.; Metropolitan Capital Advisors, L.P.; Metropolitan Capital Advisors, Inc.; KJ Advisors, Inc.; Metropolitan Capital Partners II, L.P.; Metropolitan Capital III, Inc.; Metropolitan Capital Partners III, L.P.; Metropolitan Capital Advisors International Limited; Metropolitan Capital Select, L.L.C.; Metropolitan Capital Advisors Select Fund, L.P.; Jeffrey E. Schwarz; Karen Finerman and the Committee for Concerned Cyberonics, Inc. Shareholders, dated September 7, 2006.

Exhibit 2	Amended and Restated Limited Partnership Agreement of Metropolitan SPV, L.P., dated as of August 22, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 11, 2006

METROPOLITAN SPV, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	Managing Member of Metropolitan SPV GP, L.L.C., which is the general partner of Metropolitan SPV, L.P.

METROPOLITAN SPV GP, LLC

/s/ Karen Finerman
By:	Karen Finerman
Title:	Managing Member

BEDFORD FALLS INVESTORS, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc., which is the general partner of Metropolitan Capital Advisors, L.P., which is the general partner of Bedford Falls Investors, L.P.

METROPOLITAN CAPITAL ADVISORS, INC.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc.

METROPOLITAN CAPITAL ADVISORS, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc., which is the general partner of Metropolitan Capital Advisors, L.P.

KJ ADVISORS, INC.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer

METROPOLITAN CAPITAL PARTNERS II, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of KJ Advisors, Inc., which is the general partner of Metropolitan Capital Partners II, L.P.

METROPOLITAN CAPITAL III, INC.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer

METROPOLITAN CAPITAL PARTNERS III, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of Metropolitan Capital III, Inc., which is the general partner of Metropolitan Capital Partners III, L.P.

METROPOLITAN CAPITAL ADVISORS SELECT FUND, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Managing Member of Metropolitan Capital Select, L.L.C., which is the general partner of Metropolitan Capital Advisors Select Fund, L.P.

METROPOLITAN CAPITAL SELECT, L.L.C.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Managing Member

METROPOLITAN CAPITAL ADVISORS INTERNATIONAL LIMITED

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of Metropolitan Capital III, Inc., which is the general partner of Metropolitan Capital Partners III, L.P., which is the investment manager of Metropolitan Capital Advisors International Limited

/s/ Jeffrey E. Schwarz
Jeffrey E. Schwarz

/s/ Karen Finerman
Karen Finerman

Exhibit Index

Exhibit No.	Document

Exhibit 1	Joint Filing Agreement by and among Metropolitan SPV, L.P.; Metropolitan SPV GP, L.L.C.; Bedford Falls Investors, L.P.; Metropolitan Capital Advisors, L.P.; Metropolitan Capital Advisors, Inc.; KJ Advisors, Inc.; Metropolitan Capital Partners II, L.P.; Metropolitan Capital III, Inc.; Metropolitan Capital Partners III, L.P.; Metropolitan Capital Advisors International Limited; Metropolitan Capital Select, L.L.C.; Metropolitan Capital Advisors Select Fund, L.P.; Jeffrey E. Schwarz; Karen Finerman and the Committee for Concerned Cyberonics, Inc. Shareholders, dated September 7, 2006.

Exhibit 2	Amended and Restated Limited Partnership Agreement of Metropolitan SPV, L.P., dated as of August 22, 2006.

Schedule A

EXECUTIVE OFFICERS OF THE

REPORTING PERSONS

The name, business address, title, present principal occupation or employment of the directors, executive officers and controlling persons of the Reporting Persons are set forth below. If no business address is given, the director’s or executive officer’s business address is 660 Madison Avenue, 20th Floor, New York, NY 10021. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name; Title	Present Principal Occupation
Metropolitan SPV GP, L.L.C.

Jeffrey E. Schwarz, Managing Member	Investment Manager

Karen Finerman, Managing Member	Investment Manager

Metropolitan Capital Advisors, Inc.

Jeffrey E. Schwarz, Director and Chief Executive Officer	Investment Manager

Karen Finerman, Director and President	Investment Manager

KJ Advisors, Inc.

Jeffrey E. Schwarz, Director and Chief Executive Officer	Investment Manager

Karen Finerman, Director and President	Investment Manager

Metropolitan Capital III, Inc.

Jeffrey E. Schwarz, Director and Chief Executive Officer	Investment Manager

Karen Finerman, Director and President	Investment Manager

Metropolitan Capital Select, L.L.C.

Jeffrey E. Schwarz, Managing Member	Investment Manager

Karen Finerman, Managing Member	Investment Manager

Metropolitan Capital Advisors International Limited

Karen Finerman, Director and Controlling Person	Investment Manager

InterCaribbean Services Ltd. (a BVI business entity), Director	Affiliate of Citco Fund Services (Curacao) N.V.
Address: c/o Citco Fund Services (Curacao) N.V. Kaya Flamboyan 9 P.O. Box 4774 Curacao, Netherlands Antilles

Schedule B

Except as set forth below, none of the Reporting Persons nor any other person listed in Item 2 has engaged in any transactions in the Common Stock during the past sixty days. Unless otherwise listed, all of the transactions listed below were acquisitions and effected in open market transactions.

Name	Date	No. of Shares		Price per Share
Metropolitan Capital Advisors Select Fund L.P.	August 30, 2006	6,000		16.065669
Metropolitan SPV L.P.	August 28, 2006	60,000		15.176155
Metropolitan SPV L.P.	August 28, 2006	150,000	*	15.14
Metropolitan SPV L.P.	August 28, 2006	150,000	*	15.14
Metropolitan SPV L.P.	August 29, 2006	15,300		15.35721
Metropolitan SPV L.P.	August 30, 2006	47,912		16.065669
Metropolitan SPV L.P.	August 31, 2006	44,400		16.350862
Metropolitan SPV L.P.	September 1, 2006	49,600		16.134766
Metropolitan SPV L.P.	September 5, 2006	36,900		16.441
Metropolitan SPV L.P.	September 6, 2006	87,100		16.8063
Metropolitan SPV L.P.	September 7, 2006	84,900		16.8233
Metropolitan SPV L.P.	September 8, 2006	72,400		17.1843
Bedford Falls	September 5, 2006	8,500		16.441
Bedford Falls	September 6, 2006	20,400		16.8063
Bedford Falls	September 7, 2006	16,300		16.8233
Bedford Falls	September 8, 2006	14,800		17.1843
Metropolitan Capital Advisors International Ltd.	September 5, 2006	6,500		16.441
Metropolitan Capital Advisors International Ltd.	September 6, 2006	15,600		16.8063
Metropolitan Capital Advisors International Ltd.	September 7, 2006	12,400		16.8233
Metropolitan Capital Advisors International Ltd.	September 8, 2006	11,200		17.1843
Separate Accounts	August 28, 2006	47,600		15.05
Separate Accounts	August 28, 2006	24,600	**	15.05
Separate Accounts	August 28, 2006	23,000	**	15.05
Separate Accounts	September 5, 2006	1,800		16.441
Separate Accounts	September 5, 2006	3,000		16.441
Separate Accounts	September 5, 2006	3,700		16.441
Separate Accounts	September 5, 2006	1,100		16.441
Separate Accounts	September 5, 2006	400		16.441
Separate Accounts	September 5, 2006	1,000		16.441
Separate Accounts	September 6, 2006	4,400		16.8063
Separate Accounts	September 6, 2006	7,300		16.8063
Separate Accounts	September 6, 2006	8,900		16.8063
Separate Accounts	September 6, 2006	2,800		16.8063
Separate Accounts	September 6, 2006	1,000		16.8063
Separate Accounts	September 6, 2006	2,500		16.8063
Separate Accounts	September 7, 2006	3,500		16.8233
Separate Accounts	September 7, 2006	5,800		16.8233
Separate Accounts	September 7, 2006	7,100		16.8233
Separate Accounts	September 7, 2006	2,200		16.8233
Separate Accounts	September 7, 2006	800		16.8233
Separate Accounts	September 7, 2006	2,000		16.8233
Separate Accounts	September 8, 2006	3,300		17.1843
Separate Accounts	September 8, 2006	3,400		17.1843
Separate Accounts	September 8, 2006	6,300		17.1843
Separate Accounts	September 8, 2006	1,000		17.1843
Separate Accounts	September 8, 2006	800		17.1843
Separate Accounts	September 8, 2006	1,800		17.1843

*	Represents privately negotiated transactions through which the named persons acquired their Shares.

**	Represents sale transactions to liquidate the applicable Separate Accounts.